                                                                Exhibit (a)(11)

================================================================================


This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase, dated December 21, 1995, and the related Letter of Transmittal. The Offer is being made to all holders of Shares; provided, that the Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction's laws. In those jurisdictions whose securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdictions.


                      NOTICE OF OFFER TO PURCHASE FOR CASH

                                       by

                      LOGO   HUNT MANUFACTURING CO.

                      UP TO 3,230,000 OF ITS COMMON SHARES

                      AT A PURCHASE PRICE OF $17 PER SHARE

         Hunt Manufacturing Co., a Pennsylvania corporation (the "Company"), invites its shareholders to tender its Common Shares, par value $.10 per share (the "Shares") at a price of $17 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer").

         The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to other conditions. See Section 6 of the Offer to Purchase.
-----------------------------------------------------------------------------
|  THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT         |
|  5:00 P.M., EASTERN STANDARD TIME, JANUARY 24, 1996, UNLESS THE OFFER IS  |
|  EXTENDED.                                                                |
-----------------------------------------------------------------------------
         The Company will pay $17 per Share for Shares validly tendered pursuant to the Offer and not withdrawn (the "Purchase Price"). The Purchase Price will be paid in cash, net to the seller, with respect to all Shares purchased. Shares not purchased because of proration and conditional tenders will be returned.

         Upon the terms and subject to the conditions of the Offer, if more than 3,230,000 Shares have been validly tendered and not withdrawn on or prior to the Expiration Date (as defined in the Offer to Purchase), the Company will purchase Shares in the following order of priority: (a) first, all such Shares validly tendered by any shareholders who owned beneficially an aggregate of fewer than 100 Shares (including any Shares held in the Company's Savings Plan) as of the close of business on December 15, 1995 and who validly tenders all of such Shares (partial and conditional tenders will not qualify for this preference); and (b) then, after purchase of all the foregoing Shares, all other such Shares on a pro rata basis, if necessary (with appropriate adjustments to avoid purchases of fractional Shares).

         The Company believes that the Offer is in the interests of the Company and its shareholders. The Offer will afford shareholders an opportunity to sell a significant portion, and perhaps all, of their Shares without the usual transaction costs associated with open market sales and for a higher price for their Shares than that which has been recently available on the open market. The Offer will also allow qualifying shareholders owning beneficially fewer than 100 Shares to avoid the payment of brokerage commissions and the applicable odd lot discount payable on a sale of Shares in a transaction effected on a securities exchange.

         Neither the Company nor its Board of Directors makes any recommendation as to whether any shareholder should tender all or any of such shareholder's Shares pursuant to the Offer. Each shareholder must make his or her own decision as to whether to tender Shares and, if so, how many Shares to tender.

         The Company reserves the right to extend the period during which the Offer is open by giving notice thereof to the Depositary, and making a public announcement thereof. Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and, unless previously accepted for payment by the Company after 5:00 P.M., Eastern Standard Time on February 20, 1996. For a withdrawal to be effective, a written or facsimile transmission Notice of Withdrawal must be timely received by the Depositary at one of the addresses or the facsimile number set forth on the back cover of the Offer to Purchase and must contain the information described in Section 4 of the Offer to Purchase.

         The Company will be deemed to have purchased tendered Shares as, if and when, it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

         The information required to be disclosed by Rule 13e-4(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Offer to Purchase and the related Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

         Copies of the Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares and to participants in the Company's Savings Plan and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

         Any questions or requests for assistance may be directed to the Information Agent at its telephone number and address listed below. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent, and such copies will be furnished promptly at the Company's expense. Shareholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.



                     The Information Agent for the Offer is:

                                    Georgeson
                                 & Company Inc.

                                Wall Street Plaza
                            New York, New York 10005
                  Banks and Brokers Call Collect (212) 440-9800

                    All Others Call Toll Free: 1-800-223-2064

December 22, 1995


================================================================================